**OFFERING MEMORANDUM**
**PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)**

**WHEREBY.US ENTERPRISES, INC.**
**1951 NW 7th Ave, Suite 600**
**Miami, FL 33136**
**www.whereby.us**



**UP TO $750,000 OF CROWD NOTES**

WhereBy.Us Enterprises, Inc. ("WhereBy.Us," "the company," "we," or "us"), is offering up to $250,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by August 28, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $70,000 under the Combined Offerings (the "Closing Amount") by August 28, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to August 28, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

## THE COMPANY AND ITS BUSINESS

### The company's business

WhereBy.Us Enterprises, Inc. is a C Corporation incorporated on July 8, 2014, under the laws of Florida. We create media and technology products that help people connect and engage in their cities. We have developed a model for understanding our local users that we believe is better than other local publishers, and we have a technology platform for putting that understanding into measurable, scalable action through data. We also have in-house publications that give us built-in distribution and audience data that we can leverage to generate improved results over other creative agencies.

WhereBy.Us' Creative Studio designs innovative local campaigns that help brands discover and engage the people they care about in cities across the country. WhereBy.Us publishes media brands The New Tropic in Miami and The Evergrey in Seattle, which create multimedia content, daily newsletters, experiential events, and other products for locals.

Over the past two years, WhereBy.Us has created award-winning campaigns on issues like voting, real estate, health care, education, affordability, transportation, climate change, entrepreneurship, community engagement, and neighborhood discovery. Through its technology platform, the company uses local data and human-centered research to measure impact and create a tech-driven approach to building community engagement.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/wherebyus/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

### Due diligence

Due diligence by CrowdCheck, Inc.



**THE TEAM**

**Officers and directors**

This table shows the principal people on our team:

| Name | Position | Age | Date Elected or Appointed | Fulltime with the Company? |
|------|----------|-----|---------------------------|----------------------------|
| Officers: | | | | |
| Christopher Sopher | President, CEO | 28 | 2014 | Yes |
| Bruce Pinchbeck | Secretary, Vice President | 30 | 2014 | Yes |
| Rebekah Monson | Treasurer, Vice President | 35 | 2014 | Yes |
| Directors: | | | | |
| Christopher Sopher | Director | 28 | 2014 | Yes |
| Bruce Pinchbeck | Director | 30 | 2014 | Yes |
| Rebekah Monson | Director | 35 | 2014 | Yes |
| Significant Employees: | | | | |
| Ernie Hsiung | Director of Technology | 40 | 2016 | Yes |
| Christopher Adamo | Director of Business Development | 36 | 2015 | Yes |
| Monica Guzman Preston | Seattle Editor and Engagement Director | 34 | 2016 | Yes |

*Christopher Sopher*

Chris is co-founder and CEO of WhereBy.Us, a media and technology company that helps curious locals explore their cities. With deep experience in millennial product design, he has worked with media companies and brands around the world on design thinking, understanding young consumers, and building media products for the modern age. Chris founded the company in September 2014.

Prior to founding WhereBy.Us (March 2012 through September 2014), Chris oversaw a portfolio of media innovation grants and investments as Media Innovation Project Manager at John S. & James L Knight Foundation (the "Knight Foundation"), a philanthropic organization that gives grants to non-profit organizations. He managed the Knight News Challenge, an innovation contest that invested

$5m annually in new ideas for transforming journalism and media, and organized convenings and workshops on topics from open data to innovating in healthcare. Before Knight Foundation, Chris worked in the press office of the 2008 Obama for America campaign.

Chris speaks and consults with companies around the world on millennial product design. He has created training programs, interactive workshops, and product design projects for media conferences, publishers, and brands from Asia to Scandinavia. They usually involve play-doh, an absurd number of post-it notes, and a healthy dose of GIFs.

*Rebekah Monson*

Rebekah is a product manager, designer, and journalist. She is co-founder, Treasurer, and VP of Product of WhereBy.Us, a local media startup that connects people to their cities through storytelling and experiences.

Before starting WhereBy.Us, she worked in many newsroom jobs, including reporter, editor, and design director. She ran communications at the University of Miami School of Communication from October 2013 through September 2014, where she pursued an M.F.A. in Interactive Media before leaving to start WhereBy.Us. Rebekah co-founded Code for Miami, a Code for America brigade of volunteers working to transform civic technology in Miami-Dade County, and Hacks/Hackers Miami, a local chapter of an international grassroots organization of journalists, designers and developers who are reinventing media. She is on the advisory boards of several national journalism and media organizations.

*Bruce Pinchbeck*

Bruce is a creative producer and filmmaker. He is co-founder and VP of Creative at WhereBy.Us (since September 2014). Prior to starting WhereBy.Us, he was producer at New World Symphony from August 2011 through September 2014, where he worked on video storytelling and the production of award-winning events like WALLCAST. Before moving to Miami, Bruce worked in creative production roles with Comcast, NBC, Philly.com, and Drexel University. As a wee lad, Bruce founded BJ Pinchbeck's Homework Helper, an early education website that was acquired by Discovery Communications.

*Ernie Hsiung*

Ernie is a leading front-end developer and technology designer with decades of experience in community-building and product development. Before joining WhereBy.Us in December 2016, he was a software developer at Rackspace from April 2013 to November 2016.  He also worked as co-founder of Code for Miami, founder of LYD Labs, founder and editor of the media community 8Asians.com, leader developer evangelist at Ning, and a front-end engineer at Yahoo.

*Chris Adamo*

Chris is a seasoned strategic business development executive with an entrepreneurial spirit, who has 14 years of experience launching, developing and managing partnerships with leading brands across multiple industries including: Luxury, Consumer goods, Music, Finance, Retail, Entertainment and Non-Profits.

Before joining WhereBy.Us in November 2015, Chris was an Account Director at DXagency from January to August 2015, a manager of strategic partnerships at 1-800-Flowers, a director of business development with startup Madpackers, and an analyst with New York Life Insurance Company.

*Mónica Guzmán*

Mónica is editor of The Evergrey. Prior to joining WhereBy.Us in August 2016, she was a 2016 Nieman Fellow and freelance technology and media columnist for The Seattle Times, GeekWire, The Daily Beast and the Columbia Journalism Review. Monica launched award-winning media properties for the Seattle Post-Intelligencer, and has worked with Seattle startups on community development and user growth.

Monica is a recipient of the 2013 Northwest Excellence in Journalism Award, has been named one of the Top 100 Women in Seattle Tech, and has been named the Society of Professional Journalists' "20 journalists to follow." She serves on the board of Society of Professional Journalists, and recently completed a term on the National Advisory Board of the Poynter Institute for Media Studies.

**Related party transactions**

Christopher Sopher advanced funds to the company in the normal course of business since inception. As of December 31, 2016 and 2015, the balance due to Christopher Sopher under the arrangement was $500 and $500, respectively. This advance bears no interest and is considered payable on demand.

In February 2017, the company sold and issued a $50,000 convertible subordinated promissory note to Terry R. Sopher Sr and Harriet Sopher, among other seed investors (see the terms in "Convertible Subordinated Promissory Notes – Seed Investors"). Terry R. Sopher Sr and Harriet Sopher are the father and mother of Christopher Sopher.

**RISK FACTORS**

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

***Risks Relating to the Securities***

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below $5 million valuation cap, so you should not view the $5 million as being an indication of the company's value. Further, the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes.  If you choose to invest, you should be prepared that your notes will never convert and will have no value.

● **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

● **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have.  In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

● **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

● **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note in this offering, you agree to be bound by the dispute resolution provisions found in Section 6. Those provisions apply to claims regarding this offering, the Crowd Notes, and possibly to the underlying securities of the Crowd Note. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware.  Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

### *Risks Relating to the Company and its Business*

● **This is an early stage company.** It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price services right and sell them to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

● **We have a small management team.** We depend on the skills and experience of a small management team and senior employees that are very important to the company.  If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

● **We will need more people to join our company.**  We will need additional employees. We have had strong success hiring in our existing markets, due to strong interest in our mission from talented people in our target areas (media, technology, etc). We have also benefited from relatively thin professional job opportunities in our space in Miami, which means we are able to find extremely talented locals who do not see significant opportunity in their existing company or track. The challenge relates to scale -- as we grow, many of the best people we'll want to work with are not based in our cities, but in other markets like New York. We have focused on designing our company to allow remote employees, with an eye to future growth, but there can be no assurance that we can scale appropriately.

- **The company may encounter regulatory requirements that are unanticipated or onerous in cost or execution.** New regulations may be introduced at any time. Such regulations could be burdensome in terms of management attention, and they could be difficult or expensive to meet. The company may not be able to adjust its prices to reflect the additional cost of regulation.

- **The company is controlled by its officers and directors.** Christopher Sopher, Rebekah Monson, and Bruce Pinchbeck currently hold the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. They are also directors and officers of the company.  Investors in Crowd Notes will not have the ability to control a vote by the shareholders or the Board.

- **Our company relies on a multi-city model.**  A multi-city model requires efficiently operating unique media brands in many markets. We have focused on designing a technology platform and a replicable model that can overcome this risk, but we may face additional risks as we continue to grow and move into more cities.

- **Our addressable market varies by city.** We are focused on 25-45 year-olds with some college or higher education, living and working around the urban core of their city. We target 10% market share for owned and operated audience (our newsletter). This is not a new market, but we're serving and monetizing it in a new way. We use census data to estimate the addressable market, and our calculations on conversion and local marketing spending to estimate market value.  We may face problems associated with different markets in new cities.

- **The media landscape is changing.** We will focus on staying ahead of changing user habits and brand spending by remaining in touch with our users through research and data. The biggest trend we are tracking is the movement of digital advertisers away from traditional CPM impression pricing toward other measures, such as engagement, conversion, and time on site. This is generally a positive trend for us, as we are focused already on delivering against these metrics. The company may not be successful if we are not able to keep up with the changing media landscape.

- **Unauthorized access to user information will expose the company to litigation, reputational, and financial risk.**  While we use industry standard encryption and other tools to maintain our platform, there can be no assurance we cannot be hacked. We use third party gateways to handle credit cards and other sensitive user data, which reduces our exposure. The company does not currently maintain cybersecurity insurance, however this is in our roadmap for 2017 as we begin leveraging more user data through our platform.

- **We have a number of competitors more established than we are.** There are local competitors in each market with significantly more cash on hand than our company. Our ability to be nimble and innovate around challenges may not outweigh the advantages to well-capitalized legacy publishers.

- **The company may need more money.** The company might not sell enough Crowd Notes both in the Regulation CF offering and the concurrent 506(c) offering to meet its operating needs and fulfill its plans. If that happens, it may cease operating and you will get nothing.

Even if the company sells all of the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if the company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **We have not commenced full-scale operations and are likely to operate at a loss in the near future.** As of December 31, 2016, the company has not commenced full-scale operations. The company's activities since inception have consisted of product development, business development, and efforts to raise capital. Once the company commences its planned full-scale principal operations, it will incur significant additional expenses. The company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's plans or failing to profitably operate the business.

- **Our financial statements include a "going concern" note.** The company is a business that has not yet generated profits, has sustained net losses of $507,559 and $240,466 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $789,930 and $282,371 as of December 31, 2016 and 2015, respectively. The company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES**

**Ownership**

The current owners of 20% or more equity in a class of securities in the company as of June 1, 2017, are reflected in the below table:

| Beneficial owner | Amount and class of securities held | Percent of voting power prior to the offering |
|---|---|---|
| Christopher Sopher | 3,800,000 shares of Common Stock | 34.956% |
| Rebekah Monson | 3,100,000 shares of Common Stock | 28.517% |
| Bruce Pinchbeck | 3,100,000 shares of Common Stock | 28.517% |

The company issued 551,600 shares of Common Stock to employees in 2017. In late 2016, the company entered into advisor agreements for compensation of 1.5% of the company's Common Stock. The company has not yet entered into restricted stock purchase agreements with those advisors, but it plans to enter into those agreements.

We have also raised $1,047,500 from the Knight Foundation and from other seed investors through the issuance of convertible subordinated promissory notes.

**The Offering**

### The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 20% to the price in the qualified equity financing, subject to a $5 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 7%, compounded quarterly.

Non-Major Investors will have fewer rights than Major Investors, including more limited information rights.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $70,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $750,000 from investors through Regulation Crowdfunding before the deadline of August 28, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

### Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exist in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings.

**Other classes of securities of the company**

The following description summarizes important terms of the issued securities of WhereBy.Us Enterprises, Inc. and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock and Convertible Subordinated Promissory Notes holders may be found in the Certificate of Incorporation, the Bylaws of the company, the stock purchase agreements, the convertible notes, the note purchase agreements, and the investor rights agreement.

**Common Stock**

We have issued Common Stock to our founders and employees. In late 2016, the company entered into advisor agreements for compensation of 1.5% of the company's Common Stock.  The company has not yet entered into restricted stock purchase agreements with those advisors, but it plans to enter into those agreements.

### *Dividend Rights*

The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

### *Voting Rights*

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the Articles of Incorporation or by other provisions of the bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal.  If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote.  At each election of directors, shareholders shall not be entitled to cumulate votes. Upon the demand of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote.

### *Right to Receive Liquidation Distributions*

The right to receive liquidation distributions has not been specified.

### *Purchase Options and Restrictions on Transfer*

The Common Stock is subject to purchase options and restrictions on transfer, as provided in their stock purchase agreements.  The vesting terms provide the company with the right to repurchase unvested shares at the original purchase price if and upon termination of service with the company. All shares are subject to vesting, where 25% of these shares become vested one year from the date of the stock purchase agreement, and 1/48 of the shares will vest monthly thereafter over the 36 months.

Holders of the company's Common Stock have no conversion or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

**Convertible Subordinated Promissory Note – Knight Foundation**

As described in the "Ownership" section above, we issued a convertible subordinated promissory note to the Knight Foundation on December 12, 2014 in exchange for $250,000.

### *Interest Rate and Maturity*

The convertible subordinated promissory notes issued to the Knight Foundation on December 12, 2014 in exchange for $250,000 do not bear interest. The notes mature on the earliest of (A) the fifth anniversary of the Closing, as defined in the Purchase Agreement, (B) a Change in Control, and (C) when declared due and payable by the noteholder upon the occurrence of an Event of Default.

### *Conversion Terms*

The convertible subordinated promissory note is automatically convertible into the company's stock upon the next qualified equity raise of at least $500,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the price per share paid by such bona fide unaffiliated third-party purchasers and on the same terms as those provided to such bona fide unaffiliated third-party purchasers.

Within 90 days prior to and including the maturity of the note, the holder shall have the right (but not the obligation) to convert all or any portion of the outstanding principal amount of the note into fully paid and nonassessable shares of the class and series of the company's securities having the most favorable rights and terms for the holders thereof, in such amount as is equal to 20% of all of the company's reserved and issued securities on a fully diluted basis.

Upon a change in control (as further defined in the agreements), all outstanding principal and unpaid accrued interest due on the note shall at the holder's election be (i) due and payable in full prior to the closing of the change in control transaction, or (ii) convert into the company's most senior series of Preferred Stock or Common Stock if no series of Preferred Stock is in existence immediately prior to the closing of the change in control, or such other securities on terms and conditions agreed upon by the company and the holder.

### *Other Rights*

The note, note purchase agreement, and the investor rights agreement also reference the following terms and rights for the Knight Foundation, including: (i) subordination, (ii) information and inspection rights, (iv) an annual audit, (iv) participation rights, (v) board observer rights, (vi) restrictions on use of proceeds, and (vii) transfer restrictions, including a first offer to the company and second offer to the Knight Foundation if the company does not elect to accept the first offer.

**Convertible Subordinated Promissory Notes – Seed Investors**

As described in the "Ownership" section above, we have issued convertible subordinated promissory notes to seed investors, including the Knight Foundation, in exchange for $797,500.

### *Interest Rate and Maturity*

The later convertible subordinated promissory notes issued to seed investors bear an interest rate of 7% per annum or the maximum rate permissible by law, whichever is less. The notes mature on the earlier of (A) the third anniversary of the Closing, as defined in the Purchase Agreement, (B) a

Change in Control, and (C) when declared due and payable by the noteholder upon the occurrence of an Event of Default.

### *Conversion Terms*

The convertible subordinated promissory notes are automatically convertible into the company's stock upon the next qualified equity raise of at least $1,000,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the lessor of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the company's Common Stock as of immediately prior to the initial closing of the $1,000,000 equity raise, and otherwise on the same terms and conditions as giving to the investors in the equity raise.

At least 5 days prior to the maturity date of the note, the holder may elect to convert on the maturity date the outstanding principal balance and any unpaid accrued interest of the note into shares of Common Stock of the company at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the company's Common Stock as of the maturity date.

Upon a change in control (as further defined in the agreements), all outstanding principal and unpaid accrued interest due on the note shall at the holder's election be (i) due and payable in full prior to the closing of the change in control transaction, or (ii) convert into the company's most senior series of preferred stock or Common Stock if no series of preferred stock is in existence immediately prior to the closing of the change in control at a conversion price equal to the lesser of (a) 80% of the per share price to be paid to holders in such transaction or (b) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the company's Common Stock as of immediately prior to the closing of such transaction, or such other securities on terms and conditions agreed upon by the company and the holder.

### *Other Rights*

The notes and the note purchase agreements also reference the following terms and rights: (i) subordination, (ii) "market stand-off" agreement, and (iii) delivery of financial statements and other information rights.

### What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes may convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Transfer Agent**

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. It will be responsible for keeping track of who owns our Crowd Notes.

**FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS**

**Financial Statements**

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

**Financial Condition**

We began operations in July 2014. As of December 31, 2016, we had not commenced full-scale operations. Our activities since inception have consisted of product and business development, and efforts to raise capital. Once we commence our planned full-scale principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources for the commencement of our planned principal operations and are subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's plans or failing to profitably operate the business.

### *Results of Operations*

Our audience grew more than 200% in 2016, to a total newsletter/social user base of 58,000 at the end of the fourth quarter.  We also launched our model in a second city, Seattle, in October 2016.  We have three customer segments: (1) large brands that hire our Creative Studio, (2) small local customers that purchase advertising campaigns, and (3) our local users, who purchase memberships, event tickets, and merchandise.

The company's net revenue for the year ended December 31, 2016 was $482,540, a 134% increase from $206,060 in 2015. The company recognizes revenue when persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, delivery has occurred or services have been provided, the fee is fixed or determinable, and collection is reasonably assured.  Cost of net revenues consists of sales commissions, client production costs, and processing/transaction fees on credit card payments. The cost of net revenues for the years ended December 31, 2016 and 2015, respectively, were $22,109 and $38,866, resulting in gross profits of $460,431 and $167,194.

The company's operating expenses consist of compensation and benefits, general and administrative expenses, sales and marketing expenses, and research and development expenses. Operating expenses in 2016 amounted to $937,187, a 130% increase from $407,561 in 2015. The primary components of this increase were due to:

- A 133% increase in compensation and benefits to $646,640;

- A 99% increase in general and administrative expenses to $255,555;

- A 1,242% increase in sales and marketing expenses to $24,205; and

- An increase in research and development expenses to $10,787 from $0 during the previous year.

The company also incurred interest expenses of $30,803 in 2016 and $99 in 2015.

As a result of the foregoing factors, the company's net loss from operations was $507,559 in 2016, a 111% increase from losses of $240,466 in 2015.

The company had net operating loss carryforwards of $756,616 and $281,370 as of December 31, 2016 and 2015, respectively, which together with other book-to-tax differences resulted in net tax assets of $296,306 and $105,917 as of December 31, 2016 and 2015, respectively. Deferred tax assets are determined using the company's effective blended Federal and state tax rate of 37.6%. Due to uncertainty as to the company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

Since the end of the period covered by the financial statements, our revenues have increased because of our newsletter advertising technology and the start of sales operations in Seattle. Our expenses increased slightly due to hiring a new employee prior to year-end 2016. Other than this new employee, expenses are unchanged.

### *Liquidity and Capital Resources; Future Trends*

The company is a business that has not yet generated profits, has sustained net losses of $507,559 and $240,466 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $789,930 and $282,371 as of December 31, 2016 and 2015, respectively. The company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time.

The revenue potential for Creative Studio clients ranges from $5,000 to $10,000 per month, with 3-12 month contracts. In 2017, this revenue accounts for 75% of our projected income at $1.6m. Advertising customers comprise 5% of our 2016 revenue, but are projected to double to 10% of our revenue in 2017 as we deploy new technology that offers targeting, live reporting, and additional features that increase our inventory and price per ad placement. This technology is the foundation of our scalability for the future, as we project an increase to 50% of total revenue over 5 years. We also generate revenue from users directly through our annual membership program, event tickets, and merchandise. This user revenue comprises 5% of our revenue in 2016, but is projected to grow to 15% in 2017.

In 2017, the company issued $132,500 of convertible promissory notes to five investors. The convertible promissory notes bear interest at 7% and mature in 2020. The terms of the convertible promissory notes are similar to the 2016 and 2015 issuances to seed investors. The company also issued 551,600 shares of Common Stock to employees in 2017. In late 2016, the company entered into advisor agreements for compensation of 1.5% of the company's Common Stock. The company has not yet entered into restricted stock purchase agreements with those advisors, but it plans to enter into those agreements.

The company's current burn rate is $39,308 per month. We do not anticipate an increased burn rate after the offering, due to expected increases in revenue.

### Indebtedness

Christopher Sopher advanced funds to the company in the normal course of business since inception. As of December 31, 2016 and 2015, the balance due to Christopher Sopher under the arrangement was $500 at each date. This advance bears no interest and is considered payable on demand.

We have raised $1,047,500 from the Knight Foundation and from other seed investors through the issuance of convertible subordinated promissory notes. $250,000 of the amount invested by the Knight Foundation has different terms than the other notes (see "Other classes of securities of the company"). The maturity dates of these notes range from 2018 through 2020. As of December 31, 2016 and 2015, none of the convertible promissory notes had been converted and all remained outstanding in the full principal amounts. Accrued interest as of December 31, 2016 and 2015, totaled $29,822 and $99, respectively.

**Recent Offerings of Securities**

We have made the following issuances of securities within the last three years:

- On November 4, 2014, we granted 3,800,000 shares of Common Stock to Christopher Sopher in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.80 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On November 4, 2014, we granted 3,100,000 shares of Common Stock to Rebekah Monson in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.10 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On November 4, 2014, we granted 3,100,000 shares of Common Stock to Bruce Pinchbeck in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.10 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On December 12, 2014, we sold and issued to the Knight Foundation a note in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $250,000 (see "Convertible Subordinated Promissory Notes – Knight Foundation", "Indebtedness", and "Ownership"). We used the proceeds of this offering solely to support the research and educational activities and the charitable, scientific, and educational purposes described in Exhibit B and in accordance with the budget established in Exhibit C of the Note Purchase Agreement.

- On November 16, 2015, we granted 319,151 shares of Common Stock to Christopher Adamo in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $3.19 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On January 9, 2017, we granted 220,650 shares of Common Stock to Anika Anand in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $220.65 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On January 9, 2017, we granted 110,300 shares of Common Stock to Ernest Hsiung in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $110.30 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- On January 9, 2017, we granted 220,650 shares of Common Stock to Monica Guzman Preston in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $220.65 and subject to a right of repurchase, restrictions on transfer, and assignment of intellectual property.

- From October 2015 to May 2017, we sold and issued to seed investors twenty-three separate notes in reliance on Rule 506 of Regulation D of the Securities Act, for consideration of $797,500 (see "Convertible Subordinated Promissory Notes – Seed Investors", "Indebtedness", and "Ownership"). Two of these investors, Terry R. Sopher Sr and Harriet Sopher, are the father and mother of Christopher Sopher (see "Related party transactions"). We used the proceeds from this offering for general business purposes.

We have also entered into advisor agreements for compensation of 1.5% of the company's Common Stock.  We have not yet entered into restricted stock purchase agreements with those advisors, but we plan to enter into those agreements.

**Valuation**

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

*Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed;

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

*Earnings Approach* — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

**USE OF PROCEEDS**

We plan to use approximately 100% of the net proceeds of this offering for staffing. The funds will be used to support our product and technology team's continued development of our platform by increasing our team size and capacity.

If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $56,000. We plan to use these proceeds to contribute toward the payment of a new senior engineer.

We do not plan to use the proceeds to make payments to officers or directors, to acquire securities previously issued to affiliates of the company, to pay off debt, or to acquire assets.

If we raise the Maximum Amount of $750,000, the net proceeds of this offering to the issuer will be approximately $684,000. We plan to use these proceeds to hire a senior engineer, two junior engineers, and launch in three new cities with a two-year runway.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

**The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.**

**REGULATORY INFORMATION**

**Disqualification**

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

**Annual reports**

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.whereby.us.

**Compliance failure**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

**Updates**

Updates on the status of this offering may be found at: https://www.seedinvest.com/wherebyus/seed.

**SEEDINVEST INVESTMENT PROCESS**

*Making an investment in the company*

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

**SeedInvest Regulation CF rules regarding the investment process:**

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

**What will I need to complete my investment?**

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

**How can I (or the company) cancel my investment?**

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

*After my investment*

**What is my ongoing relationship with the company?**

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

**Can I get rid of my securities after buying them?**

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.